MANAGEMENT APPROVED POLICY
Inside Information
Latest revision date
4/21/23
Latest review/approval date
4/21/23
Effective date
4/21/23
Review frequency
3-year Cycle
Related policies
•Data Screen
•Fair Disclosure (FD)
Related documents
•Inside Information Procedures
•FH Bylaws Section 4.5

I.General Statement of Policy
Overview
Employees and directors of First Horizon Corporation (“FH”), First Horizon Bank (“First Horizon Bank”) and their affiliates (collectively, “First Horizon”) from time to time will obtain material non-public information (as defined below) in connection with the performance of their responsibilities for First Horizon in the ordinary course of business. This Policy is designed to prevent actual improper use of such information by such persons, and to reduce the risk that First Horizon and its employees and directors might be suspected of having used such information improperly.

II.Implementation
Definitions
•Material Non-Public Information. Material non-public information refers to information relating to corporations and other business entities that have securities that are held and traded by investors. Information is considered to be “material” if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or if it is reasonable to expect that the information would significantly affect the price of a company’s securities. Information is considered non-public if it has not been disseminated in a public disclosure.
•Public Disclosure or Disclosure. Public disclosure refers to the dissemination of information in a manner making it generally available to investors. Two ways in which information is communicated generally to investors include: press releases and other communications disseminated by national news services and financial news wire services; and public filings with the Securities and Exchange Commission. Posting on FH’s investor relations website sometimes can be considered public disclosure, but FH policy is to precede website posting with a press release in order to assure regulatory compliance. Posting on other parts of First Horizon’s website, on social media, and on other public platforms generally is not considered public disclosure since investors usually are not the target audience for those communications. Any exceptions must be approved by the General Counsel of FH.
•Pre-Clearance Persons. Pre-Clearance Persons consist of all Executive Officers, all FH and First Horizon Bank Directors, and all additional employees expressly designated as being subject to the pre-clearance requirement (Restriction 3) of this Policy by the General Counsel of FH.
•Access Persons. Access Persons consist of all Pre-Clearance Persons and those additional First Horizon employees designated by the General Counsel (including by his/her delegate) pursuant to this Policy.
•Executive Officers. Executive Officers are those First Horizon officers designated by the Board of Directors from time to time as being “executive officers” in accordance with Section 4.5 of FH’s bylaws.
•First Horizon Securities. First Horizon securities consist of any stock or debt securities issued by FH, First Horizon Bank, or any of their subsidiaries. FH common stock and preferred stock depositary shares are listed on the New York Stock Exchange, all First Horizon securities can be traded privately or through brokers off the Exchange, and all are covered by this Policy.
•Trade or Trading. For purposes of this Policy, “trading” in First Horizon securities means purchasing, selling, disposing by gift, encumbering, releasing from encumbrance, or transferring First Horizon securities, whether by means of the public securities markets, private transactions, or otherwise. Trading includes commencing, modifying, or ending (earlier than by expiration) a 10b5-1 Plan or a NSHTA. Without limiting the foregoing, trading includes making elections which will commence, alter, or affect future trading under First Horizon’s Savings Plan or FH’s dividend reinvestment plan, or under any other NSHTA.
•10b5-1 Plan. For purposes of this Policy, a “10b5-1 plan” means a securities trading plan which, at all times during its existence, meets all applicable requirements of SEC Rule 10b5-1, as amended from time to time, in order for a safe harbor from inside information trading liability to apply.
•Non-Safe-Harbor Trading Arrangement, or NSHTA. Any written trading arrangement pertaining to First Horizon securities which meets the SEC’s definition of “non-Rule 10b5-1 trading arrangement” from time to time.
Policy Restrictions
1.General Restrictions on Use of Material Non-Public Information concerning First Horizon. It is generally a violation of securities laws for an employee to trade in First Horizon securities when the employee is aware of material non-public information about First Horizon. As a result, any trading in First Horizon securities before or shortly after a time when material information is publicly announced creates a risk that an official inquiry may be commenced to determine the propriety of the transaction. It is the policy of First Horizon to restrict trading by employees and directors so as to mitigate the risk of actual legal violations and the risk of official inquiries into apparent or possible violations, either of which could cause significant harm to First Horizon. Specifically, if a person is aware of what he/she believes to be material non-public information regarding any company (including First Horizon), the person must abstain from trading for the account of First Horizon, for a customer, for herself/himself or otherwise until such information is disseminated publicly. For this purpose, “trading for a customer” is limited to situations where a First Horizon employee has discretion to direct a trade for a customer’s account; automatic, mandatory, and customer-directed trading situations are excluded.
2.Communication of Material Non-Public Information. Except as may be specifically provided in or under the FD Policy or the Data Screen Policy, material non-public information may be communicated only to other employees of First Horizon and only on a need to know basis for legitimate business purposes. Any employee receiving material non-public information for such purposes must comply with Restriction 1 above.
3.Pre-Clearance Requirement. No Pre-Clearance Person, and no Close Family Member (as defined in the Procedures for this Policy) of a Pre-Clearance Person, may trade First Horizon securities without first having the transaction pre-cleared by the General Counsel, by the Corporate Secretary, or by another attorney in the Legal Division designated by either of those officers to handle clearance requests. Each Pre-Clearance Person is responsible for making requests on behalf of his or her Close Family Members and otherwise ensuring that his or her Close Family Members comply with this requirement. Clearance will be given or withheld in an effort to avoid both actual and apparent non-compliance with Restriction 1 of this Policy and the legal requirements underlying that Restriction.
4.Restrictions concerning the Company Stock Fund within the First Horizon Savings Plan. It is generally a violation of securities laws for an employee to make an election or engage in a transaction involving the FH common stock fund (“CS Fund”) of the First Horizon Savings Plan when the employee is aware of material non-public information about First Horizon unless special procedures are followed. In order to avoid actual and apparent violations in connection with CS Fund transactions, the General Counsel will maintain, as part of the Procedures implementing this Policy, appropriate window period, blackout, or other restrictions on the ability of Access Persons to make elections and effect transactions involving the CS Fund. Every Access Person must make all elections and changes involving the CS Fund of the Savings Plan in compliance with those procedures.
5.Derivatives, Short Sales, Hedging, Loans, Gifts, and other Transactions. The General Counsel may prohibit or otherwise restrict activities of Pre-Clearance Persons and Access Persons related to derivatives, short sales, hedging, loans, gifts, and other instruments or transactions involving or related to First Horizon securities. Exceptions may be approved by the CEO or General Counsel, or a designee, in accordance with this Policy.
6.Procedures. The General Counsel’s Procedures under this Policy may impose additional or supplemental prohibitions and restrictions, and may create categorical exceptions. The Procedures shall have the force and effect as if set forth in this Policy.
Designation of Pre-Clearance and Access Persons
•Pre-Clearance Persons. The General Counsel is authorized to designate Pre-Clearance Persons in addition to those persons who automatically are included in that group by this Policy’s definition of that term. The primary considerations for designation shall be (i) the officer’s or employee’s routine access to material non-public information at such a high level that trading by such person routinely involves roughly the same amount of risk as trading by an Executive Officer, along with (ii) the risks associated with adding the person to the pre-clearance process. The General Counsel shall cause any such person who is newly designated to be notified of that designation and apprised of the applicable requirements of this Policy.
•Access Persons. The General Counsel is authorized to designate as Access Persons those First Horizon employees who, by virtue of their position, he or she determines may be aware routinely of material non-public information concerning First Horizon. The General Counsel shall periodically review the names of the Access Persons to determine whether employees should be added to or removed from the Access Persons group. The General Counsel or his/her designee shall communicate the names of all Access Persons to the Chief Human Resources Officer or his/her designee.

Exceptions
Each of the Chief Executive Officer (“CEO”) and the General Counsel, or the delegate of either, is authorized to make interpretations of this Policy and to make exceptions to this Policy. Material exceptions shall be reported to the CEO and to the Operational Risk Committee of FH.

III.Delegation of Authority
The General Counsel shall adopt procedures to implement and ensure compliance with this Policy and applicable laws. Among other things, the General Counsel may establish blackout period and window period restrictions and prohibitions on trading in First Horizon securities, by employees and directors. The General Counsel further is authorized to administer this Policy and its procedures. The General Counsel may delegate all or a portion of his or her authority to other First Horizon officers, including subordinate officers, as the General Counsel determines to be appropriate.